COMMERCE BROKERAGE SERVICES, INC.

(A Wholly Owned Subsidiary of Commerce Bank)

Statement of Cash Flows

For the Year Ended December 31, 2015

	2015
Cash flows from operating activities:	
Net earnings	$ 1,809,065
Adjustments to reconcile net earnings to net cash provided by operating activities:	
Depreciation and amortization	53,589
Deferred income taxes	(47,633)
Increase in current income taxes receivable	(27,401)
Increase in U.S. government securities	(993,635)
Increase in net receivable from clearing organization	(119,462)
Stock-based compensation	104,183
Net tax benefits related to equity compensation plan	(6,068)
Increase in other assets	(85,524)
Increase in accounts payable and accrued expenses	119,260
Net cash provided by operating activities	806,374
Cash flows from investing activities:	
Purchases of furniture, equipment, and leasehold improvements	(12,302)
Net cash used in investing activities	(12,302)
Cash flows from financing activity:	
Net tax benefits related to equity compensation plan	6,068
Net cash provided by financing activity	6,068
Increase in cash	800,140
Cash at beginning of year	548,371
Cash at end of year	$ 1,348,511
Cash payments (net of refunds) of income taxes	$ 1,114,145

See accompanying notes to financial statements.